                                                                  Exhibit 12(a)
                          J. C. Penney Company, Inc.
                         and Consolidated Subsidiaries

      Computation of Ratios of Available Income to Combined Fixed Charges
                   and Preferred Stock Dividend Requirement



                                                      52 weeks        52 weeks
                                                        ended           ended
                                                     October 28,     October 30,
($ Millions)                                            2000            1999
                                                     -----------     -----------
Income/(loss) from continuing operations              $  (255)         $   827
     (before income taxes, before
     capitalized interest, but after
     preferred stock dividend)

Fixed charges

Interest (including capitalized interest) on:

     Operating leases                                     272              225
     Short term debt                                       46              133
     Long term debt                                       483              551
     Capital leases                                         1                2
     Other, net                                             -               (3)

                                                   -----------     ------------
Total fixed charges                                       802              908

Preferred stock dividend, before taxes                     44               36
                                                   -----------     ------------
Combined fixed charges and preferred
     stock dividend requirement                           846              944

Total available income                                $   591          $ 1,771
                                                   ===========     ============

Ratio of available income to combined
     fixed charges and preferred stock
     dividend requirement                                 0.7              1.9
                                                   ===========     ============


The difference between a one to one coverage ratio and the .7 ratio shown above for the 52 weeks ended October 28, 2000 is $255 million.

The Company believes that, due to the seasonal nature of its business, ratios for a period of time other than a 52 week period are inappropriate.